Exhibit 99.1

Enthusiast Gaming Reports Preliminary Fourth Quarter 2021 Results

Q4 2021 Revenue Expected at $56.9 Million, Year-over-Year Increase of 34%
2021 Annual Revenue Expected at $167.4 Million, Year-over-Year Increase of 130%

TORONTO, Feb. 08, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, is providing select preliminary unaudited financial results for the three months ended December 31, 2021 (“Q4 2021”).

The audited annual consolidated financial statements of the Company for the year ended December 31, 2021 (“the Financial Statements”), and related Management Discussion and Analysis (the “MD&A”) are expected to be released on March 24, 2022.

Financial Highlights:

•	Revenue in Q4 2021 is expected to be $56.9 million, representing a 34% increase from revenue for the three months ended December 31, 2020 (“Q4 2020”), of $42.5 million, resulting in expected annual revenue in 2021 of $167.4 million (2020 - $72.8 million).
•	Gross profit in Q4 2021 is expected to be $13.7 million, representing a 69% increase from gross profit in Q4 2020 of $8.1 million, resulting in expected annual gross profit in 2021 of $37.8 million (2020 - $18.7 million).

•	Gross margin in Q4 2021 is expected to be 24.1%, representing a 500 basis point increase from gross margin in Q4 2020 of 19.1%.
•	Direct sales in Q4 2021 are expected to be $8.8 million, representing a 167% increase from direct sales in Q4 2020 of $3.3 million, resulting in expected annual direct sales in 2021 of $22.2 million (2020 - $5.0 million). Direct sales are included in revenue.

•	Paid subscribers as at December 31, 2021, are expected to be 220,000, representing an 80% increase from paid subscribers as at December 31, 2020, of 122,000.
•	Cash balance as at December 31, 2021, is expected to be $22.7 million compared to $4.3 million as at December 31, 2020.

“These preliminary Q4 results again demonstrate the strength of our unique model, and show our momentum heading into 2022,” said Adrian Montgomery, CEO of Enthusiast Gaming. “We expect to have generated record quarterly revenues in the fourth quarter of 2021, led by our continued strength in direct sales, our ability to acquire and integrate assets such as Addicting Games and U.GG, our ability to attract and retain paying subscribers, and ultimately our flywheel of communities, creators, content, and experiences.”

"Q4 2021 revenue growth is expected to be strong at 34% year-over-year, but is outpaced by the expected gross profit growth of 69%. This is resulting in continued gross margin expansion," said Alex Macdonald, CFO of Enthusiast Gaming. "Higher yield and higher margin revenue is core to our business model, and we continue to invest in operations that drive this type of growth."

Fourth Quarter Operational Highlights:

•	Completion of the acquisition of League of Legends community U.GG, and expansion of the U.GG desktop app.
•	Renewals or additional business with key partners including Proctor & Gamble, HBO Max, TikTok, Disney, and Square Enix.
•	Record U.S. unique visitor traffic of 51.8 million recorded in December 2021 as measured by Comscore.
•	Expansion of in-game purchasing opportunities and subscription offerings for multiple Addicting Games titles including Little Big Snake, TypeRacer, ev.io, and mope.io.

The financial and operating results included in this news release are based on preliminary unaudited estimated results which have not yet been finalized or, in the case of annual results, audited, and will be updated and superseded by the Financial Statements and MD&A of the Company which are expected to be released on March 24, 2022. It is only in the context of the fulsome information and disclosures contained in the Financial Statements and MD&A that an investor can properly analyze this information. The Financial Statements and MD&A will be published under the Company’s profile on SEDAR and EDGAR.

All amounts are in Canadian dollars.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications
Derek@providentcomms.com

343-422-5606

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

The estimated results contained herein are subject to change upon completion of the Financial Statements and the audit of such financial statements, and such changes could be material due to, among other things, the completion of the Company’s financial closing procedures, final adjustments, review by the Company’s auditors, and other developments that may arise between now and the time the financial results are finalized. Accordingly, such estimated results are forward-looking statements within the meaning of applicable securities legislation and are subject to the limitations and risks described under “Forward-Looking Statements” below.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, the anticipated publishing date of the Company’s Financial Statements and MD&A, and statements regarding select preliminary unaudited estimated financial and operating results of the Company and balances relating to the financial position of the Company, as at and for the three months and year ended December 31, 2021, which will be updated and superseded by the Financial Statements and MD&A of the Company. These results and balances may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.